SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934

(Amendment No. 2)*



                     Name of Issuer:  Pacificare Health Systems,
Inc.



          Title of Class of Securities:  Class B Common Stock,
Par $.01



                            CUSIP Number:  695110 205



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









CUSIP No. 695110 205



1.  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



Firstar Corporation



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(a)  [ ]

(b)  [x]



3.  SEC USE ONLY







4.  CITIZENSHIP OR PLACE OF ORGANIZATION



State of organization:  Wisconsin



NUMBER OF    5.  SOLE VOTING POWER



 SHARES          None



BENEFICIALLY 6.  SHARED VOTING POWER



  OWNED BY       1,375



    EACH     7.  SOLE DISPOSITIVE POWER



  REPORTING      None



   PERSON    8.  SHARED DISPOSITIVE POWER



    WITH         1,375



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



1,375 shares



10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*



[ ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



0%



12.  TYPE OF REPORTING PERSON*



HC





Item 1(a).  Name of Issuer:



Pacificare Health Systems, Inc.



Item 1(b).  Address of Issuer's Principal Executive Offices:



5995 Plaza Drive

Cypress, California 90630-5028



Item 2(a).  Name of Person Filing:



Firstar Corporation



Item 2(b).  Address of Principal Business Office or, if none,
Residence:



777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202



Item 2(c).  Citizenship:



State of organization:  Wisconsin



Item 2(d).  Title of Class of Securities:



Class B Common Stock, Par $.01



Item 2(e).  CUSIP Number:



695110 205



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:



(a)  [ ]  Broker or Dealer registered under section 15 of the Act



(b)  [ ]  Bank as defined in section 3(a)(6) of the Act



(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act



(d)  [ ]  Investment Company registered under section 8 of the
Investment Company Act



(e)  [ ]  Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940



(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)



(g)  [x]  Parent Holding Company, in accordance with
240.13d-1(b)(ii)(G)  (Note:  See Item 7)



(h)  [ ]  Group in accordance with 240.13d-1(b)(1)(ii)(H)



Item 4.  Ownership:



(a)  Amount Beneficially Owned as of December 31, 1996:



1,375 shares



(b)  Percent of Class:



0%



(c)  Number of Shares as to which such person has:



(i)  sole power to vote or to direct the vote:



None



(ii)  shared power to vote or to direct to the vote:



1,375



(iii)  sole power to dispose or to direct the disposition of:



None



(iv)  shared power to dispose ore to direct the disposition of:



1,375



Item 5.  Ownership of Five Percent or Less of a Class.



If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].



Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.



Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person.



Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.



See Exhibit Attached



Item 8.  Identification and Classification of Members of the
Group.



Not Applicable



Item 9.  Notice of Dissolution of Group.



Not Applicable



Item 10.  Certification.



Not Applicable







Signature.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 13, 1997



FIRSTAR CORPORATION







By:  /s/ William J. Schulz







Name/Title:  William J. Schulz, Senior Vice President, Deputy
General Counsel and Secretary



Exhibit to Item 7:  Identification and Classification of
Subsidiaries



Firstar Investment Research & Management Company - IA

Firstar Bank Wisconsin - BK

Firstar Bank Iowa, N.A. - BK

Firstar Bank of Minnesota, N.A. - BK